_________________________________________________________________

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                             ________________

                              SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT
                  PURSUANT TO SECTION 14 (D) (4) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)
                             ________________

                      ZENITH ELECTRONICS CORPORATION
                        (Name of Subject Company)

                      ZENITH ELECTRONICS CORPORATION
                   (Name of Person(s) Filing Statement)

                COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    (INCLUDING THE ASSOCIATED RIGHTS)
                      (Title of Class of Securities)


                                989349105
                (CUSIP Numbers of Class of Securities)
                             ________________

                             ALBIN F. MOSCHNER
                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     ZENITH ELECTRONICS CORPORATION
                           1000 MILWAUKEE AVENUE
                          GLENVIEW, ILLINOIS 60025
                              (708) 391-7383

  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                              WITH COPIES TO:

RICHARD F. VITKUS                            THOMAS A. COLE
ZENITH ELECTRONICS CORPORATION               SIDLEY & AUSTIN
1000 MILWAUKEE AVENUE                        ONE FIRST NATIONAL PLAZA
GLENVIEW, ILLINOIS 60025                     CHICAGO, ILLINOIS 60603
(708) 391-8064                               (312) 853-7473
      ________________________________________________________________




    This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated July 21, 1995 and amended as of July 26, 1995 (the "Schedule 14D-9"), filed by Zenith Electronics Corporation, a Delaware corporation, (the "Company"), relating to the tender offer by LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated July 21, 1995 (the "Schedule 14D-1"), to purchase up to 18,619,000 shares of the outstanding common stock, $1.00 par value, of the Company, including the associated common stock purchase rights issued pursuant to the company's rights agreement, at $10.00 per share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise defined, all terms used in this Amendment have the respective meanings attributed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

    On July 21, 1995, the Company was served with a Class Action Complaint filed in the Court of Chancery of the State of Delaware in and for New
Castle County against the Company, the members of the board of directors of the Company and the Purchaser (Horwits v. Beckner, et al., C.A. No. 14424). On July 27, 1995, the plaintiff filed an amended complaint (the "Amended Complaint"). The Amended Complaint alleges that the Company's directors breached their fiduciary duties and failed to exercise loyalty, good faith, due care and complete disclosure toward the Company and the stockholders of the Company in connection with (i) the Company's 1995 annual meeting and (ii) the subsequent proposal by the Purchaser to acquire a controlling interest in the Company pursuant to the Offer and the purchase of the Issue Shares (collectively, the "Transaction").

    The Amended Complaint alleges that the Company's proxy statement for its 1995 annual meeting failed to disclose (i) discussions regarding a possible change of control transaction, (ii) the Company's retention of Merrill Lynch,
(iii) the halting of a proposed public equity offering in April, 1995 and
(iv) the amendment of agreements providing "change in control" benefits to certain Zenith executives. In addition, the Amended Complaint alleges that in executing the Stock Purchase Agreement and recommending that stockholders approve the Transaction the Company's directors failed to adequately explore the availability of alternatives to maximize stockholder value or otherwise conduct a process to obtain the highest value reasonably available to stockholders in a sale of control. The Amended Complaint alleges that the Company's Schedule 14D-9 fails to disclose (i) material facts relating to Merrill Lynch's fairness opinion, (ii) the factual basis or rationale for the Company's management and financial advisors' views as to the unlikelihood of a superior transaction, (iii) the factual basis for the Company's board of directors' conclusion that alternative financing of a similar magnitude was not reasonably available and (iv) the basis for the Company's board of directors' apparent rejection of the Purchaser's June 27, 1995 joint venture proposal in favor of a sale of control. The Amended Complaint alleges that the Schedule 14D-1 and the Schedule 14D-9 fail to disclose (i) a schedule of "change of control" payments required to be made, stock options which vest and restricted shares of Common Stock which vest in connection with the Transaction, (ii) the structure, terms or timing of any proposals from the Purchaser prior to the two alternative proposals presented by the Purchaser on June 27, 1995, (iii) the terms and structure of the joint venture proposal made by the Purchaser on June 27, 1995, (iv) the structure, terms or timing of the proposed transaction or counter-proposal of the Other Consumer Products Entity or whether the counter-proposal was affirmatively rejected by the Other Consumer Products Entity and (v) the specific dates of certain developments regarding the Other Consumer Products Entity. The Amended Complaint further alleges that the Purchaser aided and abetted the Company's directors alleged breach of their fiduciary duties. The Amended Complaint seeks (i) a declaration that the action may be maintained as a class action, (ii) a declaration that the Transaction is unfair, unjust and inequitable, (iii) invalidation of the stockholder vote, including the election of directors, at the Company's 1995 annual meeting, (iv) invalidation of the Stock Purchase Agreement, (v) an order compelling the Company's directors to conduct a proper process to explore the availability of alternatives to maximize stockholder value and to disseminate completely all material information relating to the Transaction,
(vi) to enjoin further steps necessary to accomplish or implement the proposed Transaction, (vii) to compensate the plaintiff and members of the class for all losses and damages allegedly suffered and to be suffered by them and (viii) to award plaintiff costs, including reasonable attorneys', accountants' and experts' fees. The Company and the Purchaser believe that the Amended Complaint is without merit and intend to vigorously defend against the alleged claims.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.
- -----------

Exhibit 8 Gwynne L. Horwits, SEP IRA, Plaintiff v. Harry G. Beckner, et al, Defendants, Amended Class Action Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County as Civil Action No. 14424.


                                 SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 4, 1995

                                     ZENITH ELECTRONICS CORPORATION




                                     By: /s/ Albin F. Moschner
                                        ---------------------------
                                        Albin F. Moschner
                                        President and Chief Executive Officer